SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO SECTION 240.13d-1 (a) AND AMENDMENTS THERETO FILED PURSUANT TO
SECTION 240.13d-2 (a)

(Amendment No. _____)*

Kimball International, Inc.

(Name of Issuer)

Class A Common Stock $0.05 Par Value

(Title of Class of Securities)

494274 20 2

(CUSIP Number)

James C. Thyen 1600 Royal Street Jasper, IN 47549 (812) 482-1600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 23, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), Rule 13d-1 (f) or Rule 13d-1 (g), check the following box.    [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 (b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 494274 20 2

1.	Names of reporting persons James C. Thyen

2.	Check the appropriate box if a member of a group (see instructions)
(a)
	(b)	X

3.	SEC use only

4.	Source of funds (see instructions) 00 (see Item 3 below for details)

5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

6.	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with:
		7.	Sole Voting Power 498,188 (a), (b)

		8.	Shared Voting Power 108,952 (a), (c)

		9.	Sole Dispositive Power 498,188 (a), (b)

		10.	Shared Dispositive Power 108,952 (a), (c)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 607,140 (a), (b), (c), (d)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.	Percent of Class Represented by Amount in Row 11 5.5% (a), (b), (c), (d)

14.	Type of Reporting Person IN

(a)	Shares of Class A Common Stock of Kimball International, Inc. are convertible into Class B Common Stock on a share-for-share basis at any time pursuant to charter provisions.
(b)	Includes share of Class A Common Stock owned by Mr. Thyen's wife.
(c)	Includes share of Class A Common Stock held in a family trust for which Mr. Thyen serves as co-trustee, a family foundation for which he serves as director, and a charitable foundation for which he serves as President.
(d)	Mr. Thyen disclaims beneficial ownership of share of Class A Common Stock listed above of which he would not, but for Rule 13d-3 under the Securities Exchange Act of 1934, be deemed to be the beneficial owner.

Item 1.  Security and Issuer

This Statement on Schedule 13D relates to the Class A Common Stock, $0.05 Par Value, of Kimball International, Inc. (the "Company"), whose principal executive offices are located at 1600 Royal Street, Jasper, Indiana 47549.

Item 2.  Identity and Background

This Statement on Schedule 13D is filed with the Securities and Exchange Commission by James C. Thyen, whose business address is 1600 Royal Street, Jasper, Indiana 47549.

Mr. Thyen's principal occupation is President and Chief Executive Officer of the Company, located at 1600 Royal Street, Jasper, Indiana 47549.

During the past five years, Mr. Thyen has not be convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the past five years, Mr. Thyen has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding Mr. Thyen was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Thyen is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

As of January 23, 2009, Mr. Thyen held 478,188 shares of Class A Common Stock, which were primarily acquired under the Company's stock option and incentive plans in connection with his position as an officer of the Company. In addition, 20,000 shares of Class A Common Stock were held by Mr. Thyen's spouse, 20,631 shares of Class A Common Stock were held by a family trust for which Mr. Thyen serves as a co-trustee, 75,505 shares of Class A Common Stock were held by a family foundation for which Mr. Thyen serves as a director, and 12,816 shares of Class A Common Stock were held by a charitable foundation for which Mr. Thyen serves as President.

Item 4.  Purpose of Transaction

The Company issued Mr. Thyen 45,187 shares of Class A Common Stock on January 23, 2009 as follows: 47,400 shares upon vesting of RSUs which had been granted on January 23, 2009, plus 18,791 shares constituting the related dividend equivalents that had accumulated during the vesting period of the RSUs, less 21,004 shares withheld by the Company to satisfy tax withholding obligations upon the vesting of RSUs. Mr. Thyen was granted the RSUs under the Kimball International, Inc. 2003 Stock Option and Incentive Plan (the "2003 Plan"). The RSUs vested five years after the date of the award. Upon vesting, the outstanding number of RSUs and the value of dividends accumulated over the vesting period were converted to shares of Class A Common Stock. Mr. Thyen may be issued additional shares under the 2003 Plan pursuant to annual and long-term performance share awards, RSU grants or other stock-based grants awarded in connection with his position as President and Chief Executive Officer of the Company.

Mr. Thyen's executive position provides him with the opportunity to exercise significant influence over the Company's management and affairs.

Prior to the issuance of the shares of Class A Common Stock described above, Mr. Thyen's beneficial ownership of Class A Common Stock had exceeded 5% of the aggregate number of outstanding shares of Class A Common Stock on October 28, 2008 because of a decline in the aggregate number of outstanding shares of Class A Common Stock resulting from the conversion of shares of Class A Common Stock into Class B Common Stock.

Mr. Thyen may change the form of his beneficial ownership from time to time by converting shares of his Class A Common Stock to Class B Common Stock. Mr. Thyen may also sell shares of Class A Common Stock from time to time, as market conditions allow, to diversify his personal investment portfolio and to provide liquidity.

Item 5.  Interest in Securities of the Issuer

(a)	Amount beneficially owned: See item 11 on the cover page. Percent of class: See item 13 on the cover page.
(b)	Sole power to vote or to direct the vote: See item 7 on the cover page.
Shared power to vote or to direct the vote: See item 8 on the cover page.
Sole power to dispose or to direct the disposition of: See item 9 on the cover page.
Shared power to dispose or to direct the disposition of: See item 10 on the cover page.
(c)	In addition to the shares issued on January 23, 2009 described above under Item 4. Purpose of Transaction, in the last 60 days, Mr. Thyen was granted 19,140 shares of Class A Common Stock by the Company pursuant to annual and long-term performance shares awards on August 18, 2009, less 5,905 shares of Class A Common Stock withheld by the Company to satisfy tax withholding obligations upon the granting of the performance share awards.
(d)	Not applicable.
(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Mr. Thyen participates in the 2003 Plan, under which stock-based awards, such as RSUs and performance share awards, have been and will be granted to the Company's executives.

Item 7.  Material to be Filed as Exhibits

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 4, 2009

/s/ James C. Thyen

JAMES C. THYEN